SEKUR PRIVATE DATA LTD.

First Canadian Place

100 King Street West, Suite 5600

Toronto, ON M5X 1C9

October 9, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charlie Wilson

Re: Sekur Private Data Ltd. - Registration Statement on Form F-1 - File No. 333-267471

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Sekur Private Data Ltd. (the “Company”) hereby respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-267471, together with all exhibits and amendments thereto, as originally filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2022 as amended February 24, 2023, June 12, 2023, August 1, 2023, October 10, 2023, November 20, 2023 and December 13, 2023 ) (as amended, the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because of market conditions. No securities have been sold or will be sold under the Registration Statement.

The Company confirms that no preliminary prospectus was distributed and no securities were sold under the Registration Statement. The Company also acknowledges that, based on the Commission’s rules, it may refile a new registration statement in the future when appropriate.

Please direct any questions or comments regarding this request to Brian O’Neill of O’Neill Law LLP at 604-687-5792 or via email at bon@stockslaw.com.

Thank you for your assistance in this matter.

Sincerely,

/s/ Alain Ghiai-Chamlou

Alain Ghiai-Chamlou
Chief Executive Officer
Sekur Private Data Ltd.